MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2023

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. June 30, 2023 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 3, 2023 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and six months ended June 30, 2023, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q2 2023” and “Q2 2022” are to the three months ended June 30, 2023 and June 30, 2022, respectively, and all references in this MD&A to “YTD 2023” and “YTD 2022” are to the six months ended June 30, 2023 and June 30, 2022, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2022 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including C1 cash cost of copper produced (per lb), realized copper price (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), realized gold price (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Net (Cash) Debt, Working Capital and Available Liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of August 3, 2023, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. June 30, 2023 MD&A | Page 1

HIGHLIGHTS

	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Operating Information

Copper (Caraíba Operations)
Ore Processed (tonnes)	840,821	772,548	801,425	1,613,369	1,397,655
Grade (% Cu)	1.55	1.33	1.74	1.45	1.76
Cu Production (tonnes)	12,004	9,327	12,734	21,331	22,518
Cu Production (lbs)	26,463,779	20,563,552	28,072,691	47,027,331	49,642,662
Cu Sold in Concentrate (tonnes)	11,612	9,464	12,948	21,076	22,993
Cu Sold in Concentrate (lbs)	25,599,840	20,865,486	28,546,045	46,465,326	50,690,999

C1 Cash Cost of Cu Produced (per lb)(1)	$1.52	$1.70	$1.24	$1.60	$1.27

Gold (Xavantina Operations)
Ore Processed (tonnes)	34,377	35,763	57,291	70,140	107,281
Au Production (oz)	12,333	12,443	11,122	24,776	19,918

C1 Cash Cost of Au Produced (per oz)(1)	$492	$436	$643	$464	$641
AISC of Au produced (per oz)(1)	$1,081	$946	$1,169	$1,013	$1,135

Financial information ($ in millions, except per share amounts)
Revenues	$104.9	$101.0	$114.9	$205.9	$223.8
Gross profit	39.4	40.1	50.7	79.5	111.7
EBITDA(1)	61.9	52.2	53.9	114.1	132.0
Adjusted EBITDA(1)	49.1	48.6	55.8	97.7	118.2
Cash flow from operations	55.5	16.4	22.4	71.8	66.4
Net income	29.9	24.5	24.1	54.4	76.6
Net income attributable to owners of the Company	29.6	24.2	23.8	53.7	75.9
- Per share (basic)	0.32	0.26	0.26	0.58	0.84
- Per share (diluted)	0.32	0.26	0.26	0.58	0.83
Adjusted net income attributable to owners of the Company(1)	22.3	22.5	24.4	44.7	57.3
- Per share (basic)	0.24	0.24	0.27	0.48	0.63
- Per share (diluted)	0.24	0.24	0.27	0.48	0.62

Cash, cash equivalents and short-term investments	180.4	236.6	429.9	180.4	429.9
Working capital(1)	140.7	218.8	417.7	140.7	417.7
Net debt (cash)(1)	246.5	174.2	(10.2)	246.5	(10.2)

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. June 30, 2023 MD&A | Page 2

Q2 2023 Highlights

Strong Q2 2023 operating and financial performance supports ongoing execution of strategic growth initiatives
•The Caraíba Operations produced 12,004 tonnes of copper in concentrate during the quarter at C1 cash costs(1) of $1.52 per pound of copper produced
◦Higher mined tonnage and copper grades due to planned stope sequencing drove an increase in copper production of nearly 30% quarter-on-quarter and improved C1 cash costs(1) during the period
•The Xavantina Operations delivered quarterly gold production of 12,333 ounces at C1 cash costs(1) and AISC(1) of $492 and $1,081, respectively, per ounce of gold produced
◦Processed gold grades of 13.20 grams per tonne ("gpt") reflect more than an 11% increase quarter-on-quarter and 100% year-on-year
•Financial results reflected meaningfully higher copper production compared to Q1 2023, offsetting lower copper prices and a stronger BRL over the same period
◦Net earnings of $29.9 million
◦Adjusted net income attributable to owners of the Company(1) of $22.3 million ($0.24 per share on a diluted basis)
◦Adjusted EBITDA(1) of $49.1 million
•The Company's strategic growth initiatives, including construction of the Tucumã Project as well as the new external shaft at the Caraíba Operations' Pilar Mine, advanced according to plan, resulting in $126.9 million of capital expenditures during the period, partially funded by cash flows from operations of $55.5 million
•Available liquidity at quarter-end was $330.4 million, including cash and cash equivalents of $124.4 million, short-term investments of $56.0 million, and $150.0 million of undrawn availability under the Company's senior secured revolving credit facility

Reaffirming production and cash cost guidance; increasing capital expenditure guidance by $15 to $20 million to reflect proactive investments at the Caraíba Operations
•The Company is reiterating its full-year copper production guidance of 44,000 to 47,000 tonnes. Copper production is expected to decrease slightly in Q3 2023 before increasing in the last quarter of the year due to planned stope sequencing and commissioning of the new ball mill late in the year
•The Company is reaffirming its 2023 gold production guidance of 50,000 to 53,000 ounces with slightly higher gold production expected in H2 2023 due to increased mill throughput volumes
•After conducting a detailed review of major projects and support infrastructure at the Caraíba Operations during the quarter, including infrastructure related to the Deepening, underground paste fill and tailings, the Company has elected to invest in various upgrades throughout H2 2023. These enhancements aim to bolster the Caraíba Operations' ongoing projects and support expanded life-of-mine operating plans at the Pilar Mine

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. June 30, 2023 MD&A | Page 3

Continued execution of strategic growth initiatives
•The Company significantly advanced the construction of its Tucumã Project, which remains on schedule, achieving physical completion of approximately 45% as of quarter-end, up from approximately 30% at the end of Q1 2023
◦Mine pre-stripping is advancing as planned with over 5 million tonnes, or approximately 35% of total planned pre-strip volume, completed as of quarter-end. The mine remains on track to reach first sulphide ore in Q4 2023
◦Civil works are also tracking to schedule with foundations for the primary crusher and ball mill completed during the quarter. Electromechanical erection for both areas commenced just after quarter-end, as planned
◦Total project capital estimate remains unchanged at approximately $305 million based on over 95% visibility on planned capital expenditures
◦Workforce training programs, established in partnership with The National Service for Industrial Training, a Brazilian non-profit organization focused on improving the competitiveness of Brazil's manufacturing sector through technical and vocational education, are now well underway with nearly 100% of employees and contractors expected to come from within Brazil, including approximately two-thirds from communities surrounding the Tucumã Project
•At the Caraíba Operations, the Company is focused on advancing its Pilar 3.0 initiative, designed to support sustained annual ore production levels of 3.0 million tonnes. The components of Pilar 3.0 include (i) Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, (ii) an expansion of the Caraíba mill from 3.0 to 4.2 million tonnes of annual throughput capacity, and (iii) construction of a new external shaft to service the lower levels of the Pilar Mine, including the Deepening Extension Zone
◦Construction of the new external shaft remains on schedule. The 40-meter shaft pre-sink phase of development was completed during the quarter, and the main sinking stage was successfully hoisted into the shaft subsequent to quarter-end. Hoisting of the pre-assembled headframe is currently underway with main shaft sinking expected to commence prior to year-end. Planned capital expenditures under contract or in the final stages of negotiation were approximately 80% at quarter-end with current estimates remaining within 5% of budget
◦The Caraíba mill expansion also remains on schedule with commissioning on track to begin late in the year

Ero Copper Corp. June 30, 2023 MD&A | Page 4

REVIEW OF OPERATIONS

The Caraíba Operations

Copper	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Ore processed (tonnes)	840,821	772,548	801,425	1,613,369	1,397,655
Grade (% Cu)	1.55	1.33	1.74	1.45	1.76
Recovery (%)	92.0	90.8	91.2	91.4	91.6

Cu Production (tonnes)	12,004	9,327	12,734	21,331	22,518
Cu Production (lbs)	26,463,779	20,563,552	28,072,691	47,027,331	49,642,662

Concentrate grade (% Cu)	33.8	33.9	32.9	33.9	33.0
Concentrate sales (tonnes)	35,845	30,074	41,919	65,919	71,125
Cu Sold in concentrate (tonnes)	11,612	9,464	12,948	21,076	22,993
Cu Sold in concentrate (lbs)	25,599,840	20,865,486	28,546,045	46,465,326	50,690,999

Realized copper price (per lb)	$3.30	$3.69	$3.26	$3.48	$3.63
C1 cash cost of copper produced (per lb)	$1.52	$1.70	$1.24	$1.60	$1.27

Higher mined tonnage and copper grades due to planned stope sequencing drove an increase in copper production at the Caraíba Operations of nearly 30% quarter-on-quarter. Production of 12,004 tonnes of copper in concentrate during the period brought H1 2023 copper production to 21,331 tonnes in concentrate. Higher mined and processed copper grades contributed to lower C1 cash costs of $1.52 per pound of copper produced during the quarter, resulting in weighted average C1 cash costs for H1 2023 of $1.60 per pound of copper produced.

Mined ore production in Q2 2023 included:
•Pilar: 491,632 tonnes grading 1.61% copper (vs. 450,559 tonnes at 1.35% copper in Q1 2023)
•Vermelhos: 226,229 tonnes grading 1.76% copper (vs. 205,963 tonnes at 1.61% copper in Q1 2023)
•Surubim: 183,288 tonnes at 0.79% copper (vs. 103,077 tonnes at 0.68% copper in Q1 2023)

Contributions from the three mines resulted in total ore mined during the period of 901,149 tonnes grading 1.48% copper (vs. 759,599 tonnes grading 1.33% copper in Q1 2023). During Q2 2023, 840,821 tonnes of ore grading 1.55% copper were processed, resulting in production of 12,004 tonnes of copper after average metallurgical recoveries of 92.0%.

The Caraíba Operations are expected to produce 44,000 to 47,000 tonnes of copper in concentrate in 2023. Mill throughput volumes are expected to be slightly lower in Q3 2023 compared to Q2 2023 and higher in Q4 2023 due to the anticipated commissioning of the new ball mill. Combined with expected copper grade variations related to planned stope sequencing, copper production is expected to decrease slightly in Q3 2023 before increasing in the last quarter of the year.

The Company is maintaining its full-year C1 cash cost guidance range for the Caraíba Operations of $1.40 to $1.60 per pound of copper produced. Unit operating costs are expected to be slightly higher in Q3 2023 compared to Q2 2023 and lowest in the last quarter of the year due to anticipated variations in quarterly mined and processed copper grades as well as total copper production.

Ero Copper Corp. June 30, 2023 MD&A | Page 5

Exploration activities during Q2 2023 at the Caraíba Operations continued to focus on advancing the Company's full-year exploration objectives of (i) delineating extensions of nickel mineralization identified within the Umburana system, (ii) drill testing additional regional nickel and copper targets throughout the Curaçá Valley, and (iii) extending high-grade mineralization within the upper levels of the Pilar Mine and at the Vermelhos Mine.

The Xavantina Operations

Gold	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Ore mined (tonnes)	34,525	35,763	57,291	70,288	107,281
Ore processed (tonnes)	34,377	35,763	57,291	70,140	107,281
Head grade (grams per tonne Au)	13.20	11.85	6.59	12.51	6.28
Recovery (%)	84.6	91.4	91.6	87.8	91.9

Gold ounces produced (oz)	12,333	12,443	11,122	24,776	19,918
Silver ounces produced (oz)	8,579	8,194	7,306	16,773	13,348

Gold sold (oz)	10,916	13,097	10,448	24,013	18,461
Silver sold (oz)	7,319	8,422	7,018	15,741	12,507

Realized gold price (per oz)(1)	$1,945	$1,828	$1,865	$1,881	$1,888
C1 cash cost of gold produced (per oz)	$492	$436	$643	$464	$641
AISC of gold produced (per oz)	$1,081	$946	$1,169	$1,013	$1,135
(1)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

The Xavantina Operations delivered strong quarterly gold production of 12,333 ounces, bringing H1 2023 gold production to 24,776 ounces. Processed gold grades during the quarter of 13.20 grams per tonne ("gpt") represented an increase of over 11% quarter-on-quarter and 100% year-on-year. Metallurgical recoveries were impacted by elevated in-process inventory at quarter-end as well as elevated carbon content in several high-grade stopes mined and processed during the period.

Q2 2023 C1 cash costs and AISC were $492 and $1,081, respectively, per ounce of gold produced, bringing H1 2023 C1 cash costs and AISC to $464 and $1,013, respectively, per ounce of gold produced.

The Company is reaffirming its 2023 gold production guidance range of 50,000 to 53,000 ounces with slightly higher gold production expected in H2 2023 due to increased mill throughput volumes following the expected commencement of production from the Matinha vein.

The Company is maintaining its full-year C1 cash cost guidance for the Xavantina Operations of $475 to $575 per ounce of gold produced and adjusting its AISC guidance range to $1,000 to $1,100 per ounce of gold produced to reflect the inclusion of sustaining lease payments and other miscellaneous sustaining expenses.

Ero Copper Corp. June 30, 2023 MD&A | Page 6

Exploration activities at the Xavantina Operations during the quarter were focused on testing extensions of the Matinha and Santo Antônio veins at depth as well as drill testing near-mine extensions of the shear zone hosting the Santo Antônio and Matinha veins along strike.

2023 Guidance

The Company is reaffirming its full-year production, cash cost and capital expenditure guidance as detailed in the tables below. The Caraíba Operations are expected to produce 44,000 to 47,000 tonnes of copper in concentrate in 2023. Mill throughput volumes are expected to be slightly lower in Q3 2023 compared to Q2 2023 and higher in Q4 2023 due to the anticipated commissioning of the new ball mill. Combined with expected copper grade variations related to planned stope sequencing, copper production is expected to decrease slightly in Q3 2023 before increasing in the last quarter of the year.

The Company is maintaining its full-year C1 cash cost guidance range for the Caraíba Operations of $1.40 to $1.60 per pound of copper produced. Unit operating costs are expected to be slightly higher in Q3 2023 compared to Q2 2023 and lowest in the last quarter of the year due to anticipated variations in quarterly mined and processed copper grades as well as total copper production.

At the Xavantina Operations, the Company is reaffirming its 2023 gold production guidance range of 50,000 to 53,000 ounces with slightly higher gold production expected in H2 2023 due to increased mill throughput volumes following the expected commencement of production from the Matinha vein.

The Company is maintaining its full-year C1 cash cost guidance for the Xavantina Operations of $475 to $575 per ounce of gold produced and adjusting its AISC guidance range to $1,000 to $1,100 per ounce of gold produced to reflect the inclusion of sustaining lease payments and other miscellaneous sustaining expenses.

2023 Production and Cost Guidance

The Company's cost guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

2023 Guidance
The Caraíba Operations
Copper Production (tonnes)	44,000 - 47,000
C1 Cash Cost Guidance (US$/lb)(1)	$1.40 - $1.60

The Xavantina Operations
Au Production (ounces)	50,000 - 53,000
C1 Cash Cost Guidance (US$/oz)(1)	$475 - $575
All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$1,000 - $1,100

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s Annual Information Form for the year ended December 31, 2022 (the "AIF") and Management of Risks and Uncertainties in this MD&A for complete risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. June 30, 2023 MD&A | Page 7

2023 Capital Expenditure Guidance

After conducting a detailed review of major projects and support infrastructure at the Caraíba Operations during the quarter, including infrastructure related to the Deepening, underground paste fill and tailings, the Company has elected to invest in various upgrades throughout H2 2023. These enhancements aim to bolster the Caraíba Operations' ongoing projects and support expanded life-of-mine operating plans at the Pilar Mine. As a result, the Company is increasing its full-year capital expenditure guidance by $15 to $20 million.

The Company's capital expenditure guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

2023 Guidance
Caraíba Operations
Growth	$90 - $105
Sustaining	$70 - $80
Exploration	$22 - $27
Total, Caraíba Operations	$182 - $212

Tucumã Project
Growth	$150 - $165
Sustaining	$0
Exploration	$0 - $1
Total, Tucumã Project	$150 - $166

Xavantina Operations
Growth	$4 - $5
Sustaining	$12 - $14
Exploration	$6 - $7
Total, Xavantina Operations	$22 - $26

Other Exploration Projects	$3 - $5

Company Total
Growth	$244 - $275
Sustaining	$82 - $94
Exploration	$31 - $40
Total, Company	$357 - $409

Ero Copper Corp. June 30, 2023 MD&A | Page 8

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q2 2023 and Q2 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended June 30,
	Notes	2023	2022

Revenue	1	$104,929	$114,903
Cost of sales	2	(65,521)	(64,251)
Gross profit		39,408	50,652
Expenses
General and administrative	3	(13,651)	(12,471)
Share-based compensation		(4,909)	2,333
Income before the undernoted		20,848	40,514
Finance income		3,362	1,544
Finance expense	4	(5,995)	(8,154)
Foreign exchange gain (loss)	5	15,057	(3,303)
Other income (expenses)		2,442	(1,208)
Income before income taxes		35,714	29,393
Income tax expense
Current		(3,742)	(3,111)
Deferred		(2,031)	(2,172)
	6	(5,773)	(5,283)
Net income for the period		$29,941	$24,110

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	37,987	(59,372)
Comprehensive income (loss)		$67,928	$(35,262)

Net income (loss) per share attributable to owners of the Company
Basic		$0.32	$0.26
Diluted		$0.32	$0.26
Weighted average number of common shares outstanding
Basic		92,685,916	90,539,647
Diluted		93,643,447	91,850,321

Ero Copper Corp. June 30, 2023 MD&A | Page 9

Notes:

1.    Revenues from copper sales in Q2 2023 was $83.9 million (Q2 2022 - $95.7 million) on sale of 25.6 million lbs of copper (Q2 2022 - 28.5 million lbs). The decrease in revenues was primarily attributed to lower copper prices and less copper sold. The decrease in copper production was attributed to lower head grades based on planned stope sequencing.

Revenues from gold sales in Q2 2023 was $21.0 million (Q2 2022 - $19.2 million) on sale of 10,916 ounces of gold (Q2 2022 - 10,448 ounces) at an average realized price of $1,945 per ounce (Q2 2022 - $1,865 per ounce). The increase in revenues was primarily attributable to both higher realized gold price and the increase in sales volume, as production and head grades increased significantly compared to the same quarter of the prior year.

2.    Cost of sales for Q2 2023 from copper sales was $56.2 million (Q2 2022 - $54.0 million) which primarily comprised of $18.0 million (Q2 2022 - $12.7 million) in depreciation and depletion, $12.7 million (Q2 2022 - $10.6 million) in salaries and benefits, $9.8 million (Q2 2022 - $9.4 million) in materials and consumables, $6.7 million (Q2 2022 - $6.3 million) in maintenance costs, $7.0 million (Q2 2022 - $6.6 million) in contracted services, $2.9 million (Q2 2022 - $2.7 million) in utilities, and $2.3 million (Q2 2022 - $2.6 million) in sales expenses, partially offset by $(3.4) million in change in inventory (Q2 2022 - $2.9 million). The increase in cost of sales in Q2 2023 as compared to Q2 2022 was primarily attributable to a 5% increase in tonnes milled and lower copper head grades, resulting in higher depreciation and depletion and labour costs compared to the same quarter of the prior year.

Cost of sales for Q2 2023 from gold sales was $9.3 million (Q2 2022 - $10.3 million) which primarily comprised of $4.1 million (Q2 2022 - $3.1 million) in depreciation and depletion, $2.2 million (Q2 2022 - $2.2 million) in salaries and benefits, $1.5 million (Q2 2022 - $1.7 million) in contracted services, $1.5 million (Q2 2022 - $2.0 million) in materials and consumables, $0.6 million (Q2 2022 - $0.7 million) in utilities, and $0.5 million (Q2 2022 - $0.7 million) in maintenance costs, partially offset by $(1.6) million in change in inventory (Q2 2022 - $(0.2) million). The increase in cost of sales in Q2 2023 as compared to Q2 2022 is primarily attributable to a 4% increase in gold ounces sold, as well as higher depreciation and depletion attributed to an increase in depreciable asset base.

3.    General and administrative expenses for Q2 2023 was primarily comprised of $8.3 million (Q2 2022 - $6.6 million) in salaries and consulting fees, $2.0 million (Q2 2022 - $2.6 million) in office and administration expenses, $1.4 million (Q2 2022 - $1.8 million) in incentive payments, $1.0 million (Q2 2022 - $0.7 million) in other costs, and $0.4 million (Q2 2022 - $0.7 million) in accounting and legal costs. The increase in general and administrative expenses was mainly attributed to an increase in salaries and consulting fees to support overall growth in operations, as well as consulting fees incurred on various operational excellence initiatives that are currently underway.

4.    Finance expense for Q2 2023 was $6.0 million (Q2 2022 - $8.2 million) and is primarily comprised of interest on loans and borrowings of $3.9 million (Q2 2022 - $6.0 million), accretion of deferred revenue of $0.8 million (Q2 2022 - $0.9 million), accretion of asset retirement obligations of $0.7 million (Q2 2022 - $0.6 million), lease interest of $0.3 million (Q2 2022 - $0.2 million), and other finance expense of $0.4 million (Q2 2022 - $0.5 million). In addition, $3.2 million (Q2 2022 - $1.2 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was primarily attributable to higher interest capitalized as a result of higher capital expenditures on various projects as compared to the same quarter in the prior year.

5.    Foreign exchange gain for Q2 2023 was $15.1 million (Q2 2022 - $3.3 million loss). This amount is primarily comprised of foreign exchange gain on USD denominated debt of $12.1 million (Q2 2022 - $6.5 million loss) in MCSA for which the functional currency is the BRL, realized foreign exchange gain on derivative contracts of $2.8 million (Q2 2022 - $3.0 million loss), and unrealized foreign exchange gain on derivative contracts of $2.1 million (Q2 2022 - $1.4 million loss), partially offset by other foreign exchange losses of $1.9 million (Q2 2022 - $7.6 million gains). The foreign exchange gains were primarily a result of a strengthening of BRL against USD at the end of Q2 2023 as compared to the prior quarter. The foreign exchange gain on unrealized derivative contracts are a result of mark-to-market adjustments at period end.

6.    In Q2 2023, the Company recognized $5.8 million in income tax expense (Q2 2022 - $5.3 million). The increase was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year.

7.    The foreign currency translation gain is a result of a strengthening of the BRL against the USD during Q2 2023, which strengthened from approximately 5.08 BRL per US dollar at the beginning of Q2 2023 to approximately 4.82 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. June 30, 2023 MD&A | Page 10

The following table provides a summary of the financial results of the Company for YTD 2023 and 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Six months ended June 30,
	Notes	2023	2022

Revenue	1	$205,885	$223,814
Cost of sales	2	(126,369)	(112,163)
Gross profit		79,516	111,651
Expenses
General and administrative	3	(25,867)	(23,684)
Share-based compensation		(9,926)	343
Income before the undernoted		43,723	88,310
Finance income		7,500	2,257
Finance expense	4	(12,521)	(13,650)
Foreign exchange gain	5	23,678	15,406
Other income (expenses)		2,500	(1,838)
Income before income taxes		64,880	90,485
Income tax expense
Current		(5,842)	(6,170)
Deferred		(4,597)	(7,719)
	6	(10,439)	(13,889)
Net income for the period		$54,441	$76,596

Other comprehensive gain
Foreign currency translation gain	7	55,628	26,562
Comprehensive income		$110,069	$103,158

Net income per share attributable to owners of the Company
Basic		$0.58	$0.84
Diluted		$0.58	$0.83
Weighted average number of common shares outstanding
Basic		92,491,063	90,389,661
Diluted		93,429,191	91,887,665

Ero Copper Corp. June 30, 2023 MD&A | Page 11

Notes:

1.    Revenues from copper sales in YTD 2023 was $161.2 million (YTD 2022 - $189.4 million), which included the sale of 46.5 million lbs of copper compared to 50.7 million lbs of copper for YTD 2022. The decrease in revenues was primarily attributed to lower copper prices and lower copper sold.

Revenues from gold sales in YTD 2023 was $44.7 million (YTD 2022 - $34.5 million), which included the sale of 24,013 ounces of gold at a realized price of $1,881 per ounce, compared to 18,461 ounces of gold sold at a realized price of $1,888 per ounce in for YTD 2022. The increase in revenues was primarily attributable to higher sales volume compared to the prior year.

2.    Cost of sales for YTD 2023 from copper sales was $106.8 million (YTD 2022 - $94.5 million) which primarily consisted of $30.2 million (YTD 2022 - $22.5 million) in depreciation and depletion, $23.9 million (YTD 2022 - $19.8 million) in salaries and benefits, $18.3 million (YTD 2022 - $16.7 million) in materials and consumables, $13.0 million (YTD 2022 - $12.2 million) in contracted services, $13.2 million (YTD 2022 - $11.3 million) in maintenance costs, $5.6 million (YTD 2022 - $5.3 million) in utilities and $4.2 million (YTD 2022 - $4.4 million) in sales expenses. The increase in cost of sales was primarily attributed to a 15% increase in tonnes milled and lower head grades, resulting in higher depletion, depreciation and amortization, as well as an increase in labour and materials costs.

Cost of sales for YTD 2023 from gold sales was $19.5 million (YTD 2022- $17.6 million) which primarily comprised of $8.0 million (YTD 2022 - $5.3 million) in depreciation and depletion, $4.3 million (YTD 2022 - $4.4 million) in salaries and benefits, $2.8 million (YTD 2022 - $3.2 million) in contracted services, $3.0 million (YTD 2022 - $3.3 million) in materials and consumables, $1.1 million (YTD 2022 - $1.3 million) in utilities, and $0.9 million (YTD 2022 - $1.3 million) in maintenance costs. The increase in cost of sales was primarily attributed to overall inflationary pressure on costs.

3.    General and administrative expenses for YTD 2023 was primarily comprised of $15.4 million (YTD 2022 - $12.5 million) with respect to salaries and consulting fees, $4.2 million (YTD 2022 - $4.7 million) in office and administrative expenses, $2.8 million (YTD 2022 - $3.4 million) in incentive payments, $1.9 million (YTD 2022 - $1.7 million) in other general and administrative expenses, and $1.0 million (YTD 2022 - $1.1 million) in accounting and legal fees. The increase in general and administrative expenses in YTD 2023 was primarily attributable to increases in salaries, consulting fees and administrative activities to support overall growth in operations, as well as consulting fees incurred on various operational excellence initiatives that are currently underway.

4.    Finance expense for YTD 2023 was $12.5 million (YTD 2022 - $13.7 million) and was primarily comprised of interest on loans at the corporate head office of $8.4 million (YTD 2022 - $10.0 million), accretion of deferred revenue of $1.6 million (YTD 2022 - $1.7 million), accretion of the asset retirement obligations of $1.3 million (YTD 2022 - $1.1 million), lease interest of $0.6 million (YTD 2022 - $0.3 million), and other finance expense of $0.6 million (YTD 2022 - $0.5 million). In addition, $5.6 million (YTD 2022 - $2.3 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was primarily attributable to higher interest capitalized as a result of higher capital expenditures on various projects as compared to the prior year.

5.    Foreign exchange gain for YTD 2023 was $23.7 million (YTD 2022 - $15.4 million gain). This amount was primarily comprised of a foreign exchange gain on USD denominated debt of $17.5 million (YTD 2022 - $4.8 million gain) in MCSA for which the functional currency is the BRL, a foreign exchange gain on unrealized derivative contracts of $5.3 million (YTD 2022 - $23.3 million), and realized foreign exchange gain on derivative contracts of $3.8 million (YTD 2022 - $7.6 million loss), partially offset by other foreign exchange losses of $2.8 million (YTD 2022 - $5.1 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During YTD 2023, the BRL strengthened 8.7% against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In YTD 2023, the Company recognized a $10.4 million income tax expense (YTD 2022 - income tax expense of $13.9 million), The decrease was primarily as a result of a decrease in income before income taxes, partially offset by increase in non-deductible expenses and increase in withholding tax on intercompany interest and dividends.

7.    The foreign currency translation income is a result of the strengthening of the BRL against the USD during YTD 2023 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. June 30, 2023 MD&A | Page 12

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Jun. 30,(1)	Mar. 31,(2)	Dec. 31,(3)	Sep. 30,(4)	Jun. 30,(5)	Mar. 31,(6)	Dec. 31,(7)	Sep. 30,(8)
	2023	2023	2022	2022	2022	2022	2021	2021
Revenue	$104.9	$101.0	$116.7	$85.9	$114.9	$108.9	$134.9	$111.8
Cost of sales	$(65.5)	$(60.8)	$(64.0)	$(63.1)	$(64.3)	$(47.9)	$(50.5)	$(43.8)
Gross profit	$39.4	$40.1	$52.7	$22.8	$50.7	$61.0	$84.4	$68.0
Net income for period	$29.9	$24.5	$22.5	$4.0	$24.1	$52.5	$60.2	$26.4
Income per share attributable to the owners of the Company
- Basic	$0.32	$0.26	$0.24	$0.04	$0.26	$0.58	$0.67	$0.29
- Diluted	$0.32	$0.26	$0.24	$0.04	$0.26	$0.57	$0.65	$0.28
Weighted average number of common shares outstanding
- Basic	92,685,916	92,294,045	91,522,358	90,845,229	90,539,647	90,238,008	89,637,768	88,449,567
- Diluted	93,643,447	93,218,281	92,551,916	91,797,437	91,850,321	92,050,104	91,727,452	93,255,615

Notes:

1.During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts.
2.During Q1 2023, the Company recognized net income of $24.5 million compared to $22.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain, a reduction in general and administrative expenses, and a reduction in finance expense. In the prior quarter, the Company recognized a $3.3 million expected credit loss provision.

3.During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with one of the Company's customers in Brazil, Paranapanema S/A ("PMA").

4.During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter.

5.During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment.

Ero Copper Corp. June 30, 2023 MD&A | Page 13

6.During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter.

7.During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter.

8.During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $57.6 million primarily due to volatility in foreign exchange gains or losses driven by the weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2023, the Company held cash and cash equivalents of $124.4 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. In addition, the Company held short-term investments of $56.0 million with reputable financial institutions with maturities greater than three months and less than one year. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have decreased by $53.3 million since December 31, 2022. The Company’s cash flows from operating, investing, and financing activities during 2023 are summarized as follows:

•Cash used in investing activities of $121.1 million, including:
◦$204.2 million of additions to mineral property, plant and equipment;
◦$9.0 million of additions to exploration and evaluation assets; and
◦$40.0 million of short-term investment purchases;
net of:
◦$132.1 million in proceeds from short-term investments and interest received;

•Cash used in financing activities of $5.6 million, primarily consists of:
◦$13.5 million of interest paid on loans and borrowings;
◦$5.5 million of lease payments; and
◦$3.8 million of principal repayments on loans and borrowings;
net of:
◦$11.8 million of new loans and borrowings, net of finance costs; and
◦$8.3 million of proceeds from exercise of stock options.

Partially offset by:

•Cash from operating activities of $71.8 million, primarily consists of:

Ero Copper Corp. June 30, 2023 MD&A | Page 14

◦$114.1 million of EBITDA (see Non-IFRS Measures);
◦$2.4 million of additional advances from the NX Gold Precious Metal Purchase Agreement; and
◦$2.0 million of derivative contract settlements;
net of:
◦$13.3 million of net change in non-cash working capital items;
◦$5.3 million of unrealized gain on foreign exchange hedges; and
◦$1.5 million of income taxes paid.

As at June 30, 2023, the Company had working capital of $140.7 million and available liquidity of $330.4 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At June 30, 2023, the Company had available liquidity of $330.4 million, including $124.4 million in cash and cash equivalents, $56.0 million in short-term investments and $150.0 million of undrawn availability under its senior secured revolving credit facility.

In January 2023, the senior credit facility was amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026 ("Amended Senior Credit Facility"). The Amended Senior Credit Facility bears interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility is also based on a sliding scale ranging from 0.45% to 0.90%.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Ero Copper Corp. June 30, 2023 MD&A | Page 15

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$124,382	$177,702
Short-term investments	56,011	139,700
Accounts receivable	12,779	10,289
Note receivable	18,756	20,630
Deposits and other non-current assets	7,276	3,985
	$219,204	$352,306

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. Preceding the announcement, the Company agreed to restructure PMA's outstanding accounts receivable balance of $23.9 million into a note receivable, guaranteed by certain assets of PMA, with payment terms of 24 monthly installments beginning in February 2023. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13%. At June 30, 2023, the gross carrying amount of accounts and note receivable has been reduced by a credit loss provision of $2.7 million (December 31, 2022 - $3.3 million.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

Ero Copper Corp. June 30, 2023 MD&A | Page 16

The table below shows the Company's maturity of non-derivative financial liabilities on June 30, 2023:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$426,923	$608,972	$34,699	$35,690	$86,583	$452,000
Accounts payable and accrued liabilities	94,221	94,221	94,221	—	—	—
Other non-current liabilities	9,755	22,199	—	10,580	10,951	668
Leases	14,875	14,855	9,123	3,809	1,729	193
Total	$545,774	$740,247	$138,043	$50,079	$99,263	$452,861

As at June 30, 2023, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $197.1 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at June 30, 2023 relates to $19.9 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at June 30, 2023 on $210.1 million of intercompany loan balances (December 31, 2022 - $148.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at June 30, 2023 by 10% and 20%, would have increased (decreased) pre-tax net income by $22.9 million and $45.8 million, respectively (June 30, 2022 – $6.5 million and $13.0 million. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At June 30, 2023, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $90.0 million (December 31, 2022 - notional amount of $270.0 million) with an average floor rate of 5.30 BRL to US Dollar and an average cap rate of 6.31 BRL to US Dollar. The maturity dates of these contracts are from July 2023 to December 2023 and are financially settled on a net basis. As of June 30, 2023 the Company had contracts with three different

Ero Copper Corp. June 30, 2023 MD&A | Page 17

counterparties and the fair value of these contracts was a net asset of $9.0 million (December 31, 2022 - asset of $3.2 million), included in other current assets in the statement of financial position. The fair value of foreign exchange contracts was determined based on option pricing models, forward foreign exchange rates and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was a gain of $5.3 million for the three and six months ended June 30, 2023 (a gain of $23.3 million for the three and six months ended June 30, 2022) and has been recognized in foreign exchange gain (loss). In addition, during the three and six months ended June 30, 2023, the Company recognized a realized gain of $3.8 million (realized loss of $7.6 million for the three and six months ended June 30, 2022) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.8 million. Based on the Company’s net exposure at June 30, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At June 30, 2023, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at June 30, 2023, a 10% change in the price of copper would have changed $2.4 million. At June 30, 2023, the Company has entered into copper derivative contracts at zero-cost on 3,000 tonnes of copper per month from July 2023 to January 2024. These copper derivative contracts establish a floor price of $3.50 per pound of copper and a cap price of $4.76 per pound on total hedged volumes of 18,000 tonnes of copper, representing approximately 75% of estimated production volumes over the period. As of June 30, 2023, the fair value of these contracts was a net asset of $2.2 million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

During the three and six months ended June 30, 2023, the Company recognized an unrealized gain of $2.7 million (2022 - $nil) and a realized loss of $1.8 million in relation to its copper hedge derivatives in other income or loss.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Ero Copper Corp. June 30, 2023 MD&A | Page 18

Off-Balance Sheet Arrangements

As at June 30, 2023, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of August 3, 2023, the Company had 93,211,871 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2022. Certain of these policies, such as derivative instruments, deferred revenue, depreciation of property, plant and equipment and mining interests, provision for rehabilitation and closure costs, and income tax estimates including tax uncertainties involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource estimates and require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Actual results may differ from these estimates.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. June 30, 2023 MD&A | Page 19

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2023 - Q2	2023 - Q1	2023 - YTD
Caraíba Operations
Growth	$35,450	$24,702	$60,152
Sustaining	28,788	20,862	49,650
Exploration	8,580	5,196	13,776
Deposit on Projects	6,962	3,659	10,621
Total, Caraíba Operations	$79,780	$54,419	$134,199

Tucumã Project
Growth	23,870	11,782	35,652
Exploration	48	638	686
Deposit on Projects	15,430	14,100	29,530
Total, Tucumã Project	$39,348	$26,520	$65,868

Xavantina Operations
Growth	1,490	987	2,477
Sustaining	3,366	3,013	6,379
Exploration	2,449	1,905	4,354
Total, Xavantina Operations	$7,305	$5,905	$13,210

Corporate and Other
Sustaining	222	178	400
Exploration	1,800	1,837	3,637
Deposit on Projects	81	—	81
Total, Corporate and Other	$2,103	$2,015	$4,118

Consolidated
Growth	60,810	37,471	$98,281
Sustaining	32,376	24,053	56,429
Exploration	12,877	9,576	22,453
Deposit on Projects	22,473	17,759	40,232
Total, Consolidated	$128,536	$88,859	$217,395

Ero Copper Corp. June 30, 2023 MD&A | Page 20

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), realized copper price (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Cost of production	$37,767	$36,285	$38,015	$74,052	$67,178
Add (less):
Transportation costs & other	1,733	1,339	2,579	3,072	4,448
Treatment, refining, and other	4,248	2,527	3,893	6,775	5,939
By-product credits	(3,704)	(2,810)	(6,438)	(6,514)	(11,250)
Incentive payments	(1,129)	(1,237)	(1,016)	(2,366)	(1,920)
Net change in inventory	1,323	(1,185)	(1,907)	138	(1,330)
Foreign exchange translation and other	(13)	15	(178)	2	208
C1 cash costs	$40,225	$34,934	$34,948	$75,159	$63,273

Ero Copper Corp. June 30, 2023 MD&A | Page 21

	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Costs
Mining	$25,794	$23,210	$23,933	$49,004	$44,059
Processing	7,643	6,554	7,988	14,197	14,435
Indirect	6,244	5,453	5,572	11,697	10,090
Production costs	39,681	35,217	37,493	74,898	68,584
By-product credits	(3,704)	(2,810)	(6,438)	(6,514)	(11,250)
Treatment, refining and other	4,248	2,527	3,893	6,775	5,939
C1 cash costs	$40,225	$34,934	$34,948	$75,159	$63,273

Costs per pound
Payable copper produced (lb, 000)	26,464	20,564	28,073	47,027	49,643

Mining	$0.97	$1.13	$0.85	$1.04	$0.89
Processing	$0.29	$0.32	$0.28	$0.30	$0.29
Indirect	$0.24	$0.27	$0.20	$0.25	$0.20
By-product credits	$(0.14)	$(0.14)	$(0.23)	$(0.14)	$(0.23)
Treatment, refining and other	$0.16	$0.12	$0.14	$0.15	$0.12
C1 cash costs of copper produced (per lb)	$1.52	$1.70	$1.24	$1.60	$1.27

Realized Copper Price (per lb)

Realized Copper Price (per lb) is a non-IFRS ratio that is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring Realized Copper Price (per lb) enables investors to better understand performance based on the realized copper sales in each reporting period. The following table provides a calculation of Realized Copper Price (per lb) and a reconciliation to copper segment .

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Copper revenue ($000s)	$83,929	$77,301	$95,654	$161,230	$189,350
less: by-product credits	(3,704)	(2,810)	(6,438)	(6,514)	(11,250)
Net copper revenue	80,225	74,491	89,216	154,716	178,100
add: treatment, refining and other	4,248	2,527	3,893	6,775	5,939
Gross copper revenue	84,473	77,018	93,109	161,491	184,039
Cu Sold in concentrate (lbs)	25,600	20,865	28,546	46,465	50,691
Realized copper price (per lb)	$3.30	$3.69	$3.26	$3.48	$3.63

Ero Copper Corp. June 30, 2023 MD&A | Page 22

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Cost of production	$5,657	$6,107	$7,225	$11,764	$12,617
Add (less):
Incentive payments	(311)	(407)	(188)	(718)	(773)
Net change in inventory	936	(352)	(73)	584	654
By-product credits	(163)	(176)	(145)	(339)	(269)
Smelting and refining	63	76	62	139	104
Foreign exchange translation and other	(119)	176	265	57	429
C1 cash costs	$6,063	$5,424	$7,146	$11,487	$12,762
Site general and administrative	1,338	1,232	882	2,570	1,441
Accretion of mine closure and rehabilitation provision	111	105	112	216	224
Sustaining capital expenditure	3,530	3,013	3,690	6,543	5,986
Sustaining lease payments	1,740	1,660	894	3,400	1,716
Royalties and production taxes	556	338	277	894	481
AISC	$13,338	$11,772	$13,001	$25,110	$22,610

Ero Copper Corp. June 30, 2023 MD&A | Page 23

	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Costs
Mining	$3,017	$2,567	$3,929	$5,584	$7,147
Processing	2,048	1,905	2,285	3,953	3,983
Indirect	1,098	1,052	1,015	2,150	1,797
Production costs	6,163	5,524	7,229	11,687	12,927
Smelting and refining costs	63	76	62	139	104
By-product credits	(163)	(176)	(145)	(339)	(269)
C1 cash costs	$6,063	$5,424	$7,146	$11,487	$12,762
Site general and administrative	1,338	1,232	882	2,570	1,441
Accretion of mine closure and rehabilitation provision	111	105	112	216	224
Sustaining capital expenditure	3,530	3,013	3,690	6,543	5,986
Sustaining leases	1,740	1,660	894	3,400	1,716
Royalties and production taxes	556	338	277	894	481
AISC	$13,338	$11,772	$13,001	$25,110	$22,610

Costs per ounce
Payable gold produced (ounces)	12,333	12,443	11,122	24,776	19,918

Mining	$245	$206	$353	$225	$359
Processing	$166	$153	$205	$160	$200
Indirect	$89	$85	$91	$87	$90
Smelting and refining	$5	$6	$6	$6	$5
By-product credits	$(13)	$(14)	$(12)	$(14)	$(13)
C1 cash costs of gold produced (per ounce)	$492	$436	$643	$464	$641
AISC of gold produced (per ounce)	$1,081	$946	$1,169	$1,013	$1,135

Ero Copper Corp. June 30, 2023 MD&A | Page 24

Realized Gold Price (per ounce)

Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
NX Gold revenue	$21,000	$23,655	$19,249	$44,655	$34,464
less: by-product credits	(163)	(176)	(145)	(339)	(269)
Gold revenue, net	$20,837	$23,479	$19,104	$44,316	$34,195
add: smelting, refining, and other charges	396	468	383	864	662

Gold revenue, gross	$21,232	$23,947	$19,487	$45,179	$34,857
- spot (cash)	$15,839	$18,677	$15,244	$34,516	$26,453
- stream (cash)	$1,182	$1,231	$864	$2,413	$1,667
- stream (amortization of deferred revenue)	$4,211	$4,039	$3,379	$8,250	$6,737

Total gold ounces sold	10,916	13,097	10,448	24,013	18,461
- spot	7,958	9,787	8,153	17,745	14,016
- stream	2,958	3,310	2,295	6,268	4,445

Realized gold price (per ounce)	$1,945	$1,828	$1,865	$1,881	$1,888
- spot	$1,990	$1,908	$1,870	$1,945	$1,887
- stream (cash + amortization of deferred revenue)	$1,823	$1,592	$1,849	$1,701	$1,891
- cash (spot cash + stream cash)	$1,559	$1,520	$1,542	$1,538	$1,523

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Ero Copper Corp. June 30, 2023 MD&A | Page 25

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Net Income	$29,941	$24,500	$24,110	$54,441	$76,596
Adjustments:
Finance expense	5,995	6,526	8,154	12,521	13,650
Income tax expense	5,773	4,666	5,283	10,439	13,889
Amortization and depreciation	20,239	16,506	16,361	36,745	27,865
EBITDA	$61,948	$52,198	$53,908	$114,146	$132,000
Foreign exchange (gain) loss	(15,057)	(8,621)	3,303	(23,678)	(15,406)
Share based compensation	4,909	5,017	(2,333)	9,926	(343)
Unrealized gain on copper derivative contracts	(2,654)	—	—	(2,654)	—
Incremental COVID-19 costs	—	—	952	—	1,956
Adjusted EBITDA	$49,146	$48,594	$55,830	$97,740	$118,207

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. June 30, 2023 MD&A | Page 26

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Net income as reported attributable to the owners of the Company	$29,576	$24,154	$23,820	$53,730	$75,927
Adjustments:
Share based compensation	4,909	5,017	(2,333)	9,926	(343)
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(9,716)	(4,753)	1,038	(14,469)	(299)
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(2,078)	(3,152)	1,405	(5,230)	(23,210)
Unrealized gain on copper derivative contracts	(2,644)	—	—	(2,644)	—
Incremental COVID-19 costs	—	—	946	—	1,944
Tax effect on the above adjustments	2,205	1,208	(519)	3,413	3,289
Adjusted net income attributable to owners of the Company	$22,252	$22,474	$24,357	$44,726	$57,308

Weighted average number of common shares
Basic	92,685,916	92,294,045	90,539,647	92,491,063	90,389,661
Diluted	93,643,447	93,218,281	91,850,321	93,429,191	91,887,665

Adjusted EPS
Basic	$0.24	$0.24	$0.27	$0.48	$0.63
Diluted	$0.24	$0.24	$0.27	$0.48	$0.62

Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2023	March 31, 2023	December 31, 2022	June 30, 2022
Current portion of loans and borrowings	$17,105	$9,221	$15,703	$16,219
Long-term portion of loans and borrowings	409,818	401,595	402,354	403,492
Less:
Cash and cash equivalents	(124,382)	(209,908)	(177,702)	(329,292)
Short-term investments	(56,011)	(26,739)	(139,700)	(100,589)
Net debt (cash)	$246,530	$174,169	$100,655	$(10,170)

Ero Copper Corp. June 30, 2023 MD&A | Page 27

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2023	March 31, 2023	December 31, 2022	June 30, 2022
Current assets	$280,783	$331,241	$392,427	$523,201
Less: Current liabilities	(140,090)	(112,448)	(129,121)	(105,527)
Working capital	$140,693	$218,793	$263,306	$417,674

Cash and cash equivalents	124,382	209,908	177,702	329,292
Short-term investments	56,011	26,739	139,700	100,589
Available undrawn revolving credit facilities(1)	150,000	150,000	75,000	75,000
Available liquidity	$330,393	$386,647	$392,402	$504,881

(1) In January 2023, the Company amended its Senior Credit Facility to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Ero Copper Corp. June 30, 2023 MD&A | Page 28

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and six months ended June 30, 2023.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The press release dated March 28, 2023, and where applicable, the report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, FAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Xavantina Operations Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Ero Copper Corp. June 30, 2023 MD&A | Page 29

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance, mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

Ero Copper Corp. June 30, 2023 MD&A | Page 30

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Ero Copper Corp. June 30, 2023 MD&A | Page 31

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov.

Ero Copper Corp. June 30, 2023 MD&A | Page 32